Exhibit 99.8

Independent Registered Public Accounting Firm’s Consent

We consent to the use of our reports dated May 2, 2024 relating to the consolidated financial statements of Kolibri Global Energy Inc. (the “Company”) which appears in the Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F for the years ended December 31, 2023 and 2022.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

May 2, 2024